AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2007

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Community West Bancshares
                            -------------------------
                                (Name of Issuer)

                           Common Stock - No Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   204157-10-1
                                   -----------
                                 (CUSIP Number)

                                 Allen H. Blake
           600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042
                                 (314) 592-5000
                                 --------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 2, 2007
                                 -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  204157-10-1

1.       NAME OF REPORTING PERSONS

               Investors of America, Limited Partnership
               IRS Identification No. of above

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) (X)

                                                              (b) ( )

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions)

         OO -Investment Funds of Reporting Limited Partnership

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) or 2(e)                                    ( )

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada

                                              7.    SOLE VOTING POWER
NUMBER OF SHARES                                          568,696
BENEFICIALLY OWNED
BY EACH REPORTING                             8.    SHARED VOTING POWER
PERSON WITH                                                  0

                                              9.    SOLE DISPOSITIVE POWER
                                                          568,696

                                              10.   SHARED DISPOSITIVE POWER
                                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               568,696

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES ( )

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.8%

14.      TYPE OF REPORTING PERSON (See Instructions)
               PN

CUSIP NO.  204157-10-1

1.       NAME OF REPORTING PERSONS

               First Banks, Inc.
               IRS Identification No. of above

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) (X)

                                                              (b) ( )

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (See Instructions)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
               2(d) or 2(e)                                 ( )

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

                                              7.    SOLE VOTING POWER
NUMBER OF SHARES                                          735,976
BENEFICIALLY OWNED
BY EACH REPORTING                             8.    SHARED VOTING POWER
PERSON WITH                                                  0

                                              9.    SOLE DISPOSITIVE POWER
                                                          735,976

                                              10.   SHARED DISPOSITIVE POWER
                                                             0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               735,976

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES ( )

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.7%

14.      TYPE OF REPORTING PERSON (See Instructions)
               HC / CO

Item 1.  Security and Issuer

The statement of Schedule 13D filed by the reporting persons on July 20, 2006, as amended on December 11, 2006, to report ownership of shares of the Common Stock, no par value (the "Common Stock"), issued by Community West Bancshares ("Community") with principal executive offices located at 445 Pine Avenue, Goleta, California 93117, is hereby amended. Except as specifically set forth herein, and as amended on December 11, 2006, the Schedule 13D remains unmodified.

Item 2.  Identity and Background

There are no changes with respect to this Item.

Item 3.  Source and Amount of Funds or Other Consideration

See Item 4 of the cover sheets regarding the source of funds. This Schedule is being filed to report the purchase of Common Stock in the amounts and for the prices described in Item 5(c).

Item 4.  Purpose of Transaction

There are no changes with respect to this Item.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors and First Banks is based upon 5,814,568 shares outstanding as reported in Community's Form 8-K, as filed with the Securities and Exchange Commission on February 28, 2007. As of the close of business on March 7, 2007, Investors beneficially owned 568,696, or approximately 9.8% of such number of shares of Common Stock, and First Banks owned 735,976 shares, or approximately 12.7%.

(b) Investors has the sole power to vote and dispose of all shares attributable to it, and First Banks has the sole power to vote and dispose of all shares attributable to it.

(c) Investors has not effected any purchases of Common Stock during the past 60 days. First Banks effected the following purchases of Common Stock during the past 60 days:

Identity of Purchaser   Date of Purchase     Number of Shares   Price Per Share
---------------------   ----------------     ----------------   ---------------

First Banks, Inc.       January 12, 2007          10,000            $15.75
                        January 30, 2007           5,000            $15.75
                        February 6, 2007          15,000            $15.75
                        February 15, 2007          5,000            $15.75
                        February 21, 2007          6,500            $15.75
                        March 2, 2007             18,000            $15.75
                        March 6, 2007             10,000            $15.75

All such shares were purchased through a broker/dealer.

(d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes with respect to this Item.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            INVESTORS OF AMERICA,
                            LIMITED PARTNERSHIP


                            By: /s/ James F. Dierberg
                                ------------------------------------------------
                                    James F. Dierberg
                                    President of First Securities America, Inc.,
                                    General Partner

                            FIRST BANKS, INC.


                            By: /s/ Terrance M. MCCarthy
                                ------------------------------------------------
                                    Terrance M. McCarthy
                                    Senior Executive Vice President and
                                    Chief Executive Officer


Date: March 8, 2007